                                                                     EXHIBIT 4.3





October 9, 1996





To Certain Holder of Warrants to Purchase
Common Stock of First Pacific Networks, Inc.

     In response to my letter of August 29, 1996, you previously indicated your intention to exercise your right to require the inclusion of shares (the "Registrable Shares") of Common Stock of First Pacific Networks, Inc., a Delaware corporation (the "Company") issuable upon exercise of warrants to purchase the Company's Common Stock held by you in a registration statement on Form S-3 (the "Series E and F Registration Statement") filed by the Company with the Securities and Exchange Commission (the "SEC") in connection with the registration of shares of Common Stock issuable upon conversion of shares of the Company' Series E and F Preferred Stock. Pursuant to the terms of the Company's agreement with the holders of the Series E and F Preferred Stock, the Company will maintain the effectiveness of the Series E and F Registration Statement for a period of six months after the date of effectiveness of the registration statement.

     The Company has recently closed the sale of shares of the Company's Series G Preferred Stock. Pursuant to its agreement with the purchasers of the Series G Preferred Stock, the Company has agreed to file a second registration statement on Form S-3 (the "Series G Registration Statement") with the SEC in connection with the registration of the shares of Common Stock issuable upon conversion of the Series G Preferred Stock and to maintain the effectiveness of the Series G Registration Statement for a period of one year from the date of effectiveness. Pursuant to the terms of the Company's agreement with you, you are entitled to require inclusion of the Registrable Shares in the Series G Registration Statement.

     In order to avoid confusion and assure that you obtain the benefits for the Registrable Shares of the longer period of effectiveness to be sought for the Series G Registration Statement, the Company proposes (i) to file a separate registration statement on Form S-3 (the "Registrable Shares Registration Statement") with respect to the registration of the Registrable Shares in lieu of inclusion of the Registrable Shares in Series E and F Registration Statement or Series G Registration Statement and to maintain such registration as effective during the same one year period and on the same terms as the Series G Registration Statement and (ii) that, on the condition of (a) the filing of the Registrable Shares Registration Statement concurrent with the filing of the Series G Registration Statement which shall be no later than October 31, 1996, and (b) the Company using its best efforts to have the Registrable Shares Registration Statement declared effective as promptly as possible, you waive the rights to inclusion of the Registrable Shares in the Series E and F and Series G Registration Statements. If you agree to the filing of the Registrable Shares Registration Statement and the waiver of the inclusion of the Registrable Shares in the Series E and F and Series G Registration Statements, please sign and date in the places indicated below the enclosed copy of this letter and return it to me.

     Except as expressly modified hereby, the Warrant Agreement dated as of July 22, 1992 shall remain unmodified and in full force and effect.

Holder of Warrants to Purchase
October 9, 1996
Page Two



     If you have any questions, please do not hesitate to give me a call at
(408) 943-7642.

                              Very truly yours,
                              First Pacific Networks, Inc.


                              ----------------------------


Agreed and accepted:

--------------------

--------------------


Date:
     ---------------